

May 1, 2014

Via E-mail
Zohar Loshitzer
President
Presbia PLC
8845 Irvine Center Drive, Suite 100
Irvine, CA 92618

> **Re: Presbia PLC**
> **Registration Statement on Form S-1**
> **Filed March 20, 2014**
> **Response dated April 29, 2014**
> **File No. 333-194713**

Dear Mr. Loshitzer:

We have reviewed your April 29, 2014 response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Note 8. Stock Options, page F-15

1.   We note from your correspondence dated April 29, 2014 that the company's valuation of Presbia Holdings and a share of its common stock as of December 31, 2013 is $132 million and $0.54 per share, respectively. We further note that your valuation of Presbia Holdings and a share of its common stock as of March 31, 2014 is $187 million to $271 million and $0.68 to $0.99 per share, respectively. Please clearly explain to us how the per share valuations of $0.54 and $0.68 to $.99 per share for Presbia Holdings reconciles to the initial public offering price range. For example, how does the valuation of $132 million as of December 31, 2013 equate to a per share value of $0.54.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via email): Peter H. Ehrenberg, Esq. – Lowenstein Sandler LLP